Exhibit 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2016	2015	2014
Pretax income before adjustment for income from unconsolidated subsidiaries	$232,893	$141,094	$141,549
Add:
Fixed charges	36,456	31,277	18,641
Dividends received	—	—	—
Adjusted pretax income	$269,349	$172,371	$160,190
Fixed charges:
Interest expense	$28,332	$24,814	$12,330
Estimate of interest within rental expense	8,124	6,463	6,311
Total fixed charges	$36,456	$31,277	$18,641
Ratio of earnings to fixed charges	7.4	5.5	8.6